UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 001-38827

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Cortland Savings and Banking Company

401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cortland Bancorp
194 West Main Street
Cortland, Ohio 44410

THE CORTLAND SAVINGS AND

BANKING COMPANY

401(k) PLAN

AUDITED

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2020 and 2019	4
Notes to Financial Statements	5-10
SUPPLEMENTAL INFORMATION
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11
SIGNATURES	12
Exhibit Index	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees

The Cortland Savings and Banking Company 401(k) Plan

Cortland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Cortland Savings and Banking Company 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019; the related statements of changes in net assets available for benefits for the years then ended; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Plan Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) for the Year Ended December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2009.

/s/ S.R. SNODGRASS, P.C.

Cranberry Township, Pennsylvania

June 16, 2021

The Cortland Savings & Banking 401(k) Plan
Statement of Net Assets Available for Benefits

	December 31,
	2020	2019
ASSETS
Investments at fair value	$17,865,799	$15,701,562
Notes receivable from participants	153,500	134,224
TOTAL ASSETS	18,019,299	15,835,786

TOTAL LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$18,019,299	$15,835,786

The accompanying notes are an integral part of these financial statements.

The Cortland Savings & Banking 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2020	2019
ADDITIONS
Investment income:
Net appreciation in the fair value of investments	$1,316,155	$1,591,940
Interest and dividend income	397,174	624,591
Total investment income	1,713,329	2,216,531

Interest income on notes receivable from participants	8,739	8,926
Other income	13,785	786

Contributions:
Employee	652,280	611,754
Employer	395,599	367,342
Rollovers	110,716	3,240
Total contributions	1,158,595	982,336

Total additions	2,894,448	3,208,579

DEDUCTIONS
Distributions to participants	662,538	670,675
Administrative expense	48,397	19,223

Total deductions	710,935	689,898

NET INCREASE	2,183,513	2,518,681

Net Assets Available For Benefits Beginning of Year	15,835,786	13,317,105

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$18,019,299	$15,835,786

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 – DESCRIPTION OF PLAN

The following description of The Cortland Savings and Banking Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Cortland Savings and Banking Company (the Bank). Full-time and part-time employees who are 18 years of age or older and are not considered seasonal employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). The Board of Directors of the Bank is responsible for oversight of the Plan. The Compensation and Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors of the Bank.

Although it has not expressed any intent to do so, the Bank reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Contributions

Participants may make salary deferral contributions at their discretion. Participant contributions may not exceed the dollar limit set by law, which was $19,500 and $19,000 for the years ended 2020 and 2019, respectively. The Bank matches each participant’s contributions up to a maximum of 5 percent of the participant’s annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors of the Bank, for which there were none in 2020 and 2019. The IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contributions was $6,500 and $6,000 for the years ended 2020 and 2019, respectively.

Participant-Directed Accounts

The participant’s elective deferrals, Bank contributions, and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the fair value of the participant’s vested account.

Separate Investment Options

Each participant may direct contributions and earnings to be invested in one or more investment options in the Plan. The options are summarized as follows:

Cortland ER Stock Fund

These funds are invested in a unitized fund of Cortland Bancorp common stock.

Mutual Funds

These funds are invested in various mutual funds offered by the Plan.

Personal Brokerage Accounts

These funds are invested in self-directed brokerage accounts. All investments are directed by the participant.

Vesting

Participants are immediately vested in their salary deferral contribution, the Bank’s matching contribution, and any earnings or losses thereon.

Payments of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

The Cortland Savings and Banking Company 401(k) Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 – DESCRIPTION OF PLAN (continued)

If a participant dies before receiving all of the benefits in their account, the beneficiary will receive the remainder in the participant’s account as a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 6.50%. Rates are indexed using the Wall Street Journal Prime plus 1% fixed at inception. Principal and interest are paid ratably through payroll deductions for active employees and, inactive participants with outstanding loan balances have the option to make payment-in-full through the Plan participant website.

NOTE 2 – ACCOUNTING POLICIES

Basis of Presentation

The accompanying Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol CLDB) held in the Cortland ER Stock Fund and Personal Brokerage Accounts was determined by prices quoted on the NASDAQ Capital Market. Prior to March 8, 2019, Cortland Bancorp common stock traded on the OTCQX Marketplace. Valuation methods are reviewed and approved by the Compensation and Benefits Committee.

Net Change in Aggregate Fair Value of Investments

In accordance with the policy of stating investments at fair value, the change in the aggregate fair value of investments for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded as distributions when paid.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Audit and administrative fees are paid directly by the Bank. Such costs amounted to $23,461 and $24,687 for the years ended December 31, 2020 and 2019, respectively. Administrative expenses at the Plan relating to administrative and record-keeping fees are paid by the Plan and recorded as incurred.

The Cortland Savings and Banking Company 401(k) Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 2 – ACCOUNTING POLICIES (continued)

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their employer contributions.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions at December 31, 2020 and 2019.

NOTE 3 – INVESTMENTS

The Plan’s investments are administered by Voya International Trust Company (Voya) through an agreement dated March 1, 2001. The Plan’s Personal Brokerage Account investments are administered by T.D. Ameritrade through the Voya Financial platform.

NOTE 4 – TAX STATUS

On September 1, 2014, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (IRC). The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator and the Plan’s tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 – RELATED-PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

Voya Institutional Trust Company is the Trustee for the Plan. Voya Financial, Inc. provides recordkeeping and asset segregation services for the Plan. T.D. Ameritrade is the administrator for the Personal Brokerage Accounts and is responsible for recordkeeping and asset segregation of these accounts.

The Cortland ER Stock Fund is a unitized fund that is comprised solely of Cortland Bancorp common stock and cash and is administered by Voya.

NOTE 6 – CONCENTRATIONS OF RISK

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Since the assets held by the Plan include Cortland Bancorp common stock, the anticipated assets available for benefits in 2021 will be partially the result of the Company’s future stock market performance, which is subject to various risk factors.

The fair value of Cortland Bancorp common stock held by the Plan through the Cortland ER Stock Fund and Personal Brokerage Accounts totaled $2,160,211 and $2,440,451 at December 31, 2020 and 2019, respectively.

The common stock is thinly traded. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and/or other market conditions.

The Cortland Savings and Banking Company 401(k) Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 7 – FAIR VALUE MEASUREMENTS

Accounting guidance affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. Accounting guidance requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.

The Plan groups assets recorded at fair value into three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level I considered highest and Level III considered lowest). A brief description of each level follows:

Level I: Quoted prices are available in active markets for identical assets as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets include items for which quoted prices are available but which trade less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.

Valuation techniques are designed to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Cortland ER Stock Fund: The unitized stock fund consists of Cortland Bancorp common stock and a short-term cash component that provides liquidity for daily trading. Cortland Bancorp common stock is valued at the closing price reported on the active market on which the individual securities are traded and the short-term cash investments are valued at cost, which approximates fair value.

Cortland Common Stock and Other Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Cortland Savings and Banking Company 401(k) Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

	December 31, 2020
	Level I	Level II	Level III	Total
Assets:
Cortland ER Stock Fund	$2,119,782	$—	$—	$2,119,782
Mutual funds:
Bond/income funds	4,135,102	—	—	4,135,102
Asset allocation funds	3,668,835	—	—	3,668,835
Balanced funds	612,336	—	—	612,336
Equity funds	5,094,801	—	—	5,094,801
Specialty funds	397,809	—	—	397,809
Global/international funds	951,470	—	—	951,470
Total mutual funds	14,860,353			14,860,353
Personal brokerage accounts:
Interest bearing cash	205,196	—	—	205,196
Cortland common stock	40,429	—	—	40,429
Other common stock	640,039	—	—	640,039
Total personal brokerage accounts	885,664	—	—	885,664
Total assets at fair value	$17,865,799	$—	$—	$17,865,799

	December 31, 2019
	Level I	Level II	Level III	Total
Assets:
Cortland ER Stock Fund	$2,393,302	$—	$—	$2,393,302
Mutual funds:
Bond/income funds	3,161,037	—	—	3,161,037
Asset allocation funds	3,566,456	—	—	3,566,456
Balanced funds	509,802	—	—	509,802
Equity funds	4,219,857	—	—	4,219,857
Specialty funds	376,853	—	—	376,853
Global/international funds	807,517	—	—	807,517
Total mutual funds	12,641,522			12,641,522
Personal brokerage accounts:
Interest bearing cash	482,403	—	—	482,403
Cortland common stock	47,149	—	—	47,149
Other common stock	117,346	—	—	117,346
Mutual funds	19,840	—	—	19,840
Total personal brokerage accounts	666,738	—	—	666,738
Total assets at fair value	$15,701,562	$—	$—	$15,701,562

The Cortland Savings and Banking Company 401(k) Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 8 – RISKS AND UNCERTAINTIES

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The rapidly developing pandemic has generated significant uncertainty in the global economy and volatility in financial markets. The COVID-19 pandemic has affected and may continue to affect the market price of Cortland Bancorp common stock and other Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated. Following the declaration, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” on March 27, 2020. The CARES Act permits suspension of loan payments due for up to one year and permits individuals to stop receiving 2020 required minimum distributions. The Plan has implemented the required changes.

The Cortland Savings and Banking 401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN:  34-0165477
Plan Number: 002
December 31, 2020

(a)	(b)	(c)			(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value			Cost	Current Value

	CORTLAND ER STOCK FUND
*	Cortland ER Stock Fund	Unitized Fund	120,267	Units	N/A	$2,119,782
	TOTAL CORTLAND ER STOCK FUND					2,119,782

	MUTUAL FUNDS
	AB Large Cap Growth Fund - Class Z	Mutual Funds	27,433	Units	N/A	2,264,076
	American Century Emerging Markets Fund - Class R-6	Mutual Funds	1,169	Units	N/A	17,776
	American Funds EuroPacific Growth Fund - Class R-6	Mutual Funds	7,117	Units	N/A	493,180
	American Funds New Perspective Fund - Class R-6	Mutual Funds	7,279	Units	N/A	440,514
	American Funds The Income Fund of America - Class R-6	Mutual Funds	25,990	Units	N/A	612,336
	BlackRock Health Sciences Opportunities Portfolio - Class K	Mutual Funds	5,092	Units	N/A	397,809
	BlackRock Mid Cap Growth Equity Portfolio - Institutional Shares	Mutual Funds	11,096	Units	N/A	488,539
	Fidelity 500 Index Fund	Mutual Funds	4,740	Units	N/A	617,012
	Fidelity Mid Cap Index Fund	Mutual Funds	5,234	Units	N/A	141,380
	Fidelity Small Cap Index Fund	Mutual Funds	8,064	Units	N/A	201,447
	JPMorgan SmartRetirement Blend 2020 Fund - Class R-6 Shares	Mutual Funds	12,436	Units	N/A	264,384
	JPMorgan SmartRetirement Blend 2025 Fund - Class R-6 Shares	Mutual Funds	55,930	Units	N/A	1,300,940
	JPMorgan SmartRetirement Blend 2030 Fund - Class R-6 Shares	Mutual Funds	5,898	Units	N/A	147,261
	JPMorgan SmartRetirement Blend 2035 Fund - Class R-6 Shares	Mutual Funds	20,128	Units	N/A	536,021
	JPMorgan SmartRetirement Blend 2040 Fund - Class R-6 Shares	Mutual Funds	4,106	Units	N/A	112,876
	JPMorgan SmartRetirement Blend 2045 Fund - Class R-6 Shares	Mutual Funds	30,498	Units	N/A	851,502
	JPMorgan SmartRetirement Blend 2050 Fund - Class R-6 Shares	Mutual Funds	4,315	Units	N/A	120,262
	JPMorgan SmartRetirement Blend 2055 Fund - Class R-6 Shares	Mutual Funds	10,821	Units	N/A	299,312
	JPMorgan SmartRetirement Blend 2060 Fund - Class R-6 Shares	Mutual Funds	1,168	Units	N/A	24,940
	JPMorgan SmartRetirement Blend Income Fund - Class R-6 Shares	Mutual Funds	600	Units	N/A	11,337
	PGIM Total Return Bond Fund - Class R-6	Mutual Funds	22,976	Units	N/A	347,166
	PIMCO International Bond Fund (U.S. Dollar-Hedged) - Class I	Mutual Funds	8,048	Units	N/A	89,253
	Pioneer Equity Income Fund - Class K Shares	Mutual Funds	14,378	Units	N/A	516,027
	Victory Sycamore Established Value Fund - Class R-6	Mutual Funds	6,362	Units	N/A	260,341
	Victory Sycamore Small Company Opportunity Fund - Class R-6	Mutual Funds	5,758	Units	N/A	271,951
*	Voya Fixed Account	Mutual Funds	2,457,061	Units	N/A	2,457,061
*	Voya Fixed Account A	Mutual Funds	1,031,950	Units	N/A	1,031,950
*	Voya GNMA Income Fund - Class W	Mutual Funds	24,381	Units	N/A	209,673
	William Blair Small Cap Growth Fund - Class I Shares	Mutual Funds	8,486	Units	N/A	334,027
	TOTAL MUTUAL FUNDS					14,860,353

	SELF-DIRECTED BROKERAGE ACCOUNTS
*	TD Ameritrade	Self-Directed Account		N/A	N/A	885,664
	TOTAL SELF-DIRECTED BROKERAGE ACCOUNTS					885,664

	NOTES RECEIVABLE FROM PARTICIPANTS
*	Participant Loans	4.25% to 6.50%, maturity through 2038			—	153,500
	TOTAL NOTES RECEIVABLE FROM PARTICIPANTS					153,500

	TOTAL					$18,019,299

* Denotes party-in-interest transaction as the investment is managed by VOYA Financial.
N/A indicates not applicable

The Cortland Savings and Banking Company 401(k) Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and Banking Company 401(k) Plan

/s/ David J. Lucido	Date: June 16, 2021
David J. Lucido
Senior Vice President and
Chief Financial Officer

The Cortland Savings and Banking Company 401(k) Plan

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm – S.R. Snodgrass, P.C.